

DIVISION OF
CORPORATION FINANCE

January 23, 2014

<u>Via E-mail</u>
Neil Gaydon
President and Chief Executive Officer
SMART Technologies Inc.
3636 Research Road N.W.
Calgary, Alberta T2L 1Y1
Canada

      Re: **SMART Technologies Inc.**
           Form 20-F for the Fiscal Year Ended March 31, 2013
           Filed June 27, 2013
           File No. 1-34798

Dear Mr. Gaydon:

We refer you to our comment letter dated December 19, 2013, regarding business contacts with Cuba, Sudan, and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                      Sincerely,

                                        /s/ Cecilia Blye

                                        Cecilia Blye, Chief
                                        Office of Global Security Risk

cc: Barbara Jacobs
          Assistant Director
          Division of Corporation Finance